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SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington DC 20549
U.S.A.

FOR THE ATTENTION OF MS. DANA HARTZ, STAFF ACCOUNTANT

                                                                January 11, 2007

                   RE: IPC HOLDINGS, LTD., FILE NO. 000-27662

Dear Ms. Hartz,

     As requested, we are writing in response to our recent discussions, on certain items contained in our letters dated July 10, 2006 and October 31, 2006, in which we discussed areas of our Critical Accounting Policy for Loss Reserves. In particular, this letter addresses your request for greater sensitivity analysis surrounding our estimates of loss amounts for catastrophic events.

     In parts of our response, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of co-operation with the staff of the SEC, and not because we believe our prior filing is deficient or inaccurate. Accordingly, changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

     We understand the SEC's staffs' comments, even where a disclosure change is requested or suggested, to be based on the staffs' understanding based on information available to it, which may be less than the information available to us. Accordingly, we understand those SEC staff comments may be withdrawn or modified based on the additional explanation or information we provide.

     We represent that we understand that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and that the company may not assert staff comments as a defence in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 ("2005 FORM 10-K")

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss Reserves

     While we continue to emphasize our view that it is the sensitivity and variability of our overall reserve for loss and loss adjustment expenses that is the primary concern for investors, we will agree to respond to the staff's comments by supplementing our disclosure in future filings by inserting disclosure to the following effect as a penultimate paragraph:

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          "To illustrate the potential variability of estimates for individual catastrophe losses, the following table outlines the percent changes from IPC's first reported estimates for certain specific catastrophes, over specified time horizons:


                                  Percentage increase of development
                                          from initial report
                           ------------------------------------------------   Total Development
                                                                   Latest /    - initial report
                           After 6   After 1   After 2   After 3     Final        to latest
                            months     year     years     years        %           $(000)
                           -------   -------   -------   -------   --------   -----------------
Cyclones Lothar / Martin      61%       66%       71%      73%        69%           24,100
Cat # 48 (WTC)                 6%        7%        9%       9%         3%            3,000
2004 Florida hurricanes      113%      137%      145%                144%          117,500
Hurricane Katrina              1%        2%                            2%           13,000

          Generally, the most significant development arises within six to nine months of an event, due to the limited amount of information usually available immediately after the event.

          Cyclones Lothar and Martin struck France and other parts of Europe in the last week of 1999. As such, many parts of the affected areas were still devastated, inaccessible and without power at the time we were attempting to establish reserves for 1999 year-end reporting. In many cases, our French cedants were unable to provide us with much information regarding their potential claims, and we relied more heavily on industry loss estimates, which themselves were based on very limited information. Consequently, there was significant development of our own loss, as well as for the reported industry loss. As an example, the reported industry loss for cyclone Martin increased 150% from the original estimate.

          Similarly, for the four hurricanes which struck Florida over a 6 week period concluding in late September 2004, not only was the initial estimation process made difficult by the proximity to the end of the third quarter 2004 reporting period, there were the added complexities of multiple events affecting one geographic area and the resulting impact on claims adjusting (as noted above) by, and communications from, ceding companies.

          Sometimes, for extreme events such as the attack on the World Trade Center and hurricane Katrina, many excess of loss contracts that are impacted by the event incur full limit losses, on which there can be no adverse development. However, because of the uncertainties associated with hurricane Katrina noted above, there can be no assurance that significant development will not occur on contracts where the limits have not been exhausted, or that losses are reported for contracts for which we have not previously established a reserve. Generally, the size of a catastrophe is not necessarily an indicator of the amount of potential development that might occur. However, for larger catastrophes, a small percentage of development can result in a larger dollar impact on a company's results of operations, than larger percentage development on a smaller event.

          As noted above, our methodology provides us with an overall estimate of loss reserves for IPC as a whole. For information on historical development of IPC's overall loss reserves, please refer to the tables provided in Item 1, Business, Reserve for Losses and

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          Loss Adjustment Expenses, in our Report on Form 10-K for the year ended December 31, 2006."

     We trust you will find this response to your request satisfactory. If you have any questions, please do not hesitate call me on (441) 298 5107, or e-mail me at john.weale@ipcre.bm.

                                        Yours sincerely,

                                        /s/ John Weale
                                        ----------------------------------------
                                        John Weale
                                        Senior Vice President and
                                        Chief Financial Officer